Exhibit 99.1

18 November 2004	James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5305 Fax (02) 8274 5218
GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing on its 2nd Quarter and Half Year FY05 Results on Monday, 22 November 2004.

The management briefing will commence at 10.30am via a teleconference and audio webcast which will be available on the following:

Domestic: 02 9423 1645
International: +61 2 9423 1645
URL: http://events.genesysrichmedia.com/jameshardie/2004/11/q2/

Yours faithfully

/s/ Steve Ashe

STEVE ASHE
VICE-PRESIDENT, INVESTOR RELATIONS